Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	April 25, 2024

Eldorado Gold Reports First Quarter 2024 Financial and Operational Results; Steady Start to 2024

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado”, "Eldorado Gold" or “the Company”) today reports the Company’s financial and operational results for the first quarter of 2024. For further information please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis ("MD&A") filed on SEDAR+ at www.sedarplus.ca under the Company’s profile.
First Quarter 2024 Highlights
Operations
•Gold production: 117,111 ounces in line with expectations for the quarter. Production increased 5% from Q1 2023, reflecting higher gold production at most sites, notably an increase in production of 12% at Lamaque and 14% at Olympias.
•Gold sales: 116,008 ounces at an average realized gold price per ounce sold(1) of $2,086. Gold sales increased 6% from Q1 2023 primarily as a result of increases in production at Lamaque and Olympias.
•Production costs: $123.0 million in Q1 2024 compared to $109.7 million in Q1 2023. The increase was due to higher sales volumes and slightly higher cash costs in the quarter. The increase in sales volumes accounted for roughly half of the increase to production costs. The remainder relates to higher royalty expense and increases in labour costs, due to headcount, and fuel prices.
•Total cash costs(1): $922 per ounce sold in Q1 2024. Costs increased from $857 per ounce sold in Q1 2023, primarily due to increases in labour costs and consumables such as fuel, as well as higher royalty expenses.
•All-in sustaining costs ("AISC")(1): $1,262 per ounce sold in Q1 2024. Costs increased from $1,207 in Q1 2023, primarily reflecting the higher total cash costs per ounce sold in Q1 2024, and higher sustaining capital expenditures.
•Total capital expenditures: $122.0 million in Q1 2024, including $52.5 million of growth capital(1) invested at Skouries with activity focused on major earthworks and infrastructure construction. Growth capital at the operating mines totalled $32.7 million and was primarily related to Kisladag for continued waste stripping, construction of the North Heap Leach Pad and related infrastructure.
•Production and cost outlook: The Company is maintaining its 2024 annual production guidance of 505,000 to 555,000 ounces of gold. Production continues to be weighted to the second half of the year. Total cash costs(1) for the full year are expected to be between $840 to $940 per ounce sold and an average AISC(1) of $1,190 to $1,290 per ounce sold.
Financial
•Revenue: $258.0 million in Q1 2024, an increase of 13% from revenue of $227.8 million in Q1 2023, primarily due to higher sales volumes, and higher average realized gold price.
(1) These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's March 31, 2024 MD&A.

•Net cash generated from operating activities of continuing operations: $95.3 million in Q1 2024, an increase from $41.0 million in Q1 2023, primarily as a result of higher gold sales volumes and higher average realized gold price.
•Cash flow from operating activities before changes in working capital(2): $108.3 million in Q1 2024, an increase of 16% over Q1 2023, primarily as a result of higher gold sales volumes and higher average realized gold price.
•Cash, cash equivalents and term deposits: $514.7 million as at March 31, 2024. Cash decreased by $25.7 million in Q1 2024 over Q4 2023 primarily as a result of temporary working capital movements, combined with continued investment in growth capital.
•Net earnings attributable to shareholders from continuing operations: Q1 2024 net earnings attributable to shareholders of the Company was $35.2 million or $0.17 earnings per share. Increased net earnings in Q1 2024, compared to Q1 2023, is primarily attributable to increased sales volumes and higher average realized gold price.
•Adjusted net earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")(2): $120.6 million compared to $100.6 million in Q1 2023. The increase was driven by increased gold production and gold sales and higher average realized gold price.
•Adjusted net earnings(2): $55.2 million net earnings, or $0.27 earnings per share in Q1 2024 compared to adjusted net earnings of $16.7 million ($0.09 earnings per share) in Q1 2023. Adjustments in Q1 2024 include a $5.3 million loss on foreign exchange due to the translation of deferred tax balances net of Turkiye inflation accounting, a $16.9 million unrealized loss on derivative instruments and a $2.1 million gain on the non-cash revaluation of the derivative related to redemption options in our senior notes.
•Free cash flow(2): Negative $30.9 million in Q1 2024, primarily due to temporary working capital movements, combined with continued investment in growth capital. Free cash flow excluding capital expenditures at Skouries(2) was $33.7 million.
•Project Facility: Drawdowns on the Skouries Term Facility during Q1 2024 totalled €14.1 million ($15.3 million).

Corporate
"Across our global portfolio, our operations continued to perform in-line with our expectations during the first quarter, and generated free cash flow of $33.7 million excluding Skouries capital spend,” said George Burns, Eldorado Gold’s President and Chief Executive Officer. "Coming off a strong fourth quarter we anticipated lower production in the first quarter with winter conditions affecting the leach kinetics at Kisladag and ore grade variability across the portfolio. Consolidated gold production continues to be weighted to the second half of 2024," added Burns.

"We reached a significant milestone on March 31, 2024 as we celebrated our fifth anniversary of achieving commercial production at our Lamaque Complex in Quebec. Since completing construction on time and on budget we have produced 848,014 ounces of gold which exceeded our initial expectations for gold production by 32% compared to the initial pre-feasibility study of 644,100 ounces. With the inaugural reserve expected at Ormaque later this year we look forward to continued success at the Lamaque Complex."

Skouries Highlights
Growth capital invested totalled $52.5 million in Q1 2024. At March 31, 2024, the growth capital invested towards the overall capital estimate of $920 million totalled $237 million.
In 2024, the capital spend is expected to be between $375 and $425 million.
As at March 31, 2024:
•The current Phase 2 of the project was 43% complete and the entire project was 73% complete, when including the first phase of construction;
•Detailed engineering, since project restart, was 67% complete and procurement was substantially complete;
(2) These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's March 31, 2024 MD&A.

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•Project execution and ramp-up continued for major earthworks with work progressing on water management ponds, as well as the low-grade ore stockpile;
•Mobilized contractors and commenced work on the tailings filtration infrastructure earthworks and pilings, with the earthworks expected to be substantially completed in Q2 2024. Piling for the filter plant building is over 30% complete;
•Progress advanced on the foundation construction of the primary crusher, with the upper portion of the north retaining wall completed and work progressing on the south, with the crusher building earthworks advancing as planned; and
•As previously noted, the upgrade of the underground power supply to 690V and the ventilation upgrade are both completed.

Milestones in 2024 include:
Procurement and Engineering
•Substantial completion of procurement and engineering
Process Plant
•Construction of the control room and electrical room building - commenced in Q1 2024
•Construction of the tailings thickeners - commenced in Q1 2024
Tailings Filter Facility
•Awarding of the filter facility construction contract
•Preassembly of the filter press plates and frames - commenced in Q1 2024
•Completion of the structural steel
Integrated Extractive Waste Management Facility ("IEWMF")
•Completion of the coffer dam
Underground
•Awarding of the underground development and test stoping contract
•Completion of approximately 2,200 metres of underground development

Construction Progress
Work continues to ramp up on construction of major earthworks structures including the haul roads, IEWMF construction, low-grade stockpile, water management, process facilities, crusher and filter buildings. In addition, work will focus on the underground development to support test stope mining in 2025. Mechanical, piping and electrical installations will also progress in all process and infrastructure areas.
On the critical path is the filter plant building which continues to advance, with the piling work having commenced in Q1 2024. The filter plant construction contract is on track to be awarded in Q2 2024, which will include the building structure, assembly of equipment within the building, including air compressors, conveyors, filter presses and other ancillary equipment and piping and electrical work. The filter press plates arrived on site in Q1 2024 and preassembly has now commenced, with the frames for the filter press plates already fabricated and expected to ship in Q2 2024.
Work for the mill/flotation building is in progress with commissioning work on overhead cranes, installation of construction lighting and scaffolding, and the commencement of structural steel work. Commissioning of the overhead cranes continues with two of the three major cranes commissioned with the third to be commissioned in April 2024. Construction lighting, scaffolding and steel are progressing according to plan and mobilization of mechanical, piping and electrical work is in progress.
By the end of 2024, the Company expects to have completed the IEWMF coffer dam and significantly advanced the IEWMF earthworks, water management facilities, process plant and filter plant.
With 12 company-owned Cat 745 trucks now onsite and operational, we expect the remaining seven to be delivered through the end of Q2 2024. During construction, these trucks are used as part of an integrated fleet with the earthwork's construction contractor for construction of the water management ponds one and two, low-grade ore

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stockpile, IEWMF and facilities. These trucks will continue to be used once Skouries is in operation to build the IEWMF lifts that will be required for stacking of produced dry tailings.
Underground Development
The upgrade of the underground power supply from 400V to 690V has been completed. The ventilation upgrade is also complete, and the new contact water pumping system will be fully operational in 2024.
The first phase of underground development continues to advance the West Decline and access to the test stopes with a local contractor. In February 2024, first ore was intersected in the top access area to the test stopes. The second underground development contract is expected to be awarded as planned in Q2 2024. This contract includes the test stope work as well as additional development and services work to support the development of the underground mine. The Company expects to complete approximately 2,200 metres of underground development by the end of 2024.
Engineering
Following the transition of engineering to Greece at the end of 2023, it is currently 67% complete as at the end of Q1 2024 and remains on track for substantial completion in Q3 2024. Detailed engineering work continues to advance in all areas. The release of structural steel for fabrication is nearing completion with approximately 35% of the total steel fabricated to date.
Procurement
At the end of Q1 2024, procurement is substantially complete, with all long lead items procured and the focus shifting to managing fabrication and deliveries.
Operational Readiness
An experienced commissioning, operational readiness and operations leadership team has been recruited to ensure that a capable organization is in place to commission, ramp up and operate. The team is currently developing an integrated commissioning strategy and schedule, and the commissioning execution plan. The Skouries operations team now consists of 95 personnel on board; this includes 84 in leadership roles, sustainability, operations, and support services, and 11 embedded in the construction projects teams of open pit mining, underground mining and dry stack tailings construction. Recruitment activities are on track with the Operational workforce plan.
A training centre at the Mavres Petres site has been set up to train the incoming workforce. Under the leadership of our Global Training Director and GM Greece, Operational Readiness, the program we will be implementing is framed on the Australian Competency Based Training and Assessment approach. It provides industry focused, comprehensive theoretical and hands-on practical training. Trainees are assessed on both theoretical and practical knowledge before being qualified to work independently in the mine. The training program is consistent with and compliments the applicable standards outlined in the Greek Mining Code and Labor Legislation.
Workforce
In addition to the Operational Readiness team, as at March 31, 2024, there were over 600 personnel on site which is expected to ramp up to 1,300 during 2024.

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Consolidated Financial and Operational Highlights

	3 months ended March 31,
	2024	2023
Revenue	$258.0	$227.8
Gold produced (oz)	117,111	111,509
Gold sold (oz)	116,008	109,817
Average realized gold price ($/oz sold) (2)	$2,086	$1,932
Production costs	123.0	109.7
Total cash costs ($/oz sold) (2,3)	922	857
All-in sustaining costs ($/oz sold) (2,3)	1,262	1,207
Net earnings for the period (1)	33.6	19.3
Net earnings per share – basic ($/share) (1)	0.17	0.10
Net earnings per share – diluted ($/share) (1)	0.16	0.10
Net earnings for the period continuing operations (1,4)	35.2	19.4
Net earnings per share continuing operations – basic ($/share) (1,4)	0.17	0.11
Net earnings per share continuing operations – diluted ($/share) (1,4)	0.17	0.10
Adjusted net earnings continuing operations - basic (1,2,4)	55.2	16.7
Adjusted net earnings per share continuing operations ($/share) (1,2,4)	0.27	0.09
Net cash generated from operating activities (4)	95.3	41.0
Cash flow from operating activities before changes in working capital (2,4)	108.3	93.2
Free cash flow (2,4)	(30.9)	(34.4)
Free cash flow excluding Skouries (2,4)	33.7	(19.2)
Cash, cash equivalents and term deposits	514.7	262.3
Total assets	5,065.5	4,501.0
Debt	643.8	493.4
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(4)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2024.

Total revenue was $258.0 million in Q1 2024, an increase of 13% from total revenue of $227.8 million in Q1 2023. The increase was the result of higher sales volumes in Q1 2024 as well as the higher average realized gold price.
Production costs increased to $123.0 million in Q1 2024 from $109.7 million in Q1 2023 due to higher sales volumes and slightly higher cash costs in the quarter. The increase in sales volumes accounted for roughly half of the increase to production costs. The remainder relates to higher royalty expense and increases in labour costs, due to headcount, and fuel prices. Production costs include royalty expense, which increased to $14.2 million in Q1 2024 from $8.7 million in Q1 2023, due to higher average realized gold prices, as well as higher sales volumes.
Total cash costs(3) in Q1 2024 averaged $922 per ounce sold, an increase from $857 per ounce sold in Q1 2023, primarily due to higher royalty expense driven by higher gold prices, as well as smaller impacts from labour and fuel. AISC per ounce sold(3) increased to $1,262 in Q1 2024 from $1,207 in Q1 2023, reflecting the higher total cash costs per ounce sold in Q1 2024 combined with higher sustaining capital expenditures.
Eldorado reported net earnings attributable to shareholders from continuing operations of $35.2 million ($0.17 earnings per share) in Q1 2024, compared to a net earnings of $19.4 million ($0.11 earnings per share) in Q1 2023.
(3)These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's March 31, 2024 MD&A.

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Higher net income in Q1 2024 is primarily attributable to increased sales volumes and higher average realized gold prices.
Adjusted net earnings(4) was $55.2 million ($0.27 earnings per share) in Q1 2024, compared to adjusted net earnings of $16.7 million ($0.09 earnings per share) in Q1 2023. Adjustments in Q1 2024 include a $5.3 million loss on foreign exchange due to the translation of deferred tax balances net of Turkiye inflation accounting, a $16.9 million unrealized loss on derivative instruments and a $2.1 million gain on the non-cash revaluation of the derivative related to redemption options in our senior notes.
(4) These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's March 31, 2024 MD&A.

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Quarterly Operations Update
Gold Operations

	3 months ended March 31,
	2024	2023
Total
Ounces produced	117,111	111,509
Ounces sold	116,008	109,817
Production costs	$123.0	$109.7
Total cash costs ($/oz sold) (1,2)	$922	$857
All-in sustaining costs ($/oz sold) (1,2)	$1,262	$1,207
Sustaining capital expenditures (2)	$29.1	$26.0
Kisladag
Ounces produced	37,523	37,160
Ounces sold	36,699	37,393
Production costs	$30.9	$30.5
Total cash costs ($/oz sold) (1,2)	$820	$794
All-in sustaining costs ($/oz sold) (1,2)	$916	$875
Sustaining capital expenditures (2)	$2.2	$2.2
Lamaque
Ounces produced	42,299	37,884
Ounces sold	44,620	38,643
Production costs	$35.2	$29.2
Total cash costs ($/oz sold) (1,2)	$779	$744
All-in sustaining costs ($/oz sold) (1,2)	$1,262	$1,217
Sustaining capital expenditures (2)	$21.1	$17.8
Efemcukuru
Ounces produced	18,501	19,928
Ounces sold	18,614	19,751
Production costs	$21.8	$17.7
Total cash costs ($/oz sold) (1,2)	$1,154	$936
All-in sustaining costs ($/oz sold) (1,2)	$1,138	$1,094
Sustaining capital expenditures (2)	$2.4	$2.2
Olympias
Ounces produced	18,788	16,537
Ounces sold	16,075	14,030
Production costs	$35.0	$32.3
Total cash costs ($/oz sold) (1,2)	$1,287	$1,220
All-in sustaining costs ($/oz sold) (1,2)	$1,527	$1,532
Sustaining capital expenditures (2)	$3.5	$3.7
(1)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.

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Kisladag
Kisladag produced 37,523 ounces of gold in Q1 2024, a slight increase from 37,160 ounces in Q1 2023. The increase was primarily due to continued leaching of gold ounces from leach pads stacked in H2 2023, as well as higher average grade of new tonnes placed in the quarter. Average grade of tonnes placed increased to 0.77 grams per tonne in Q1 2024 from 0.70 grams per tonne in Q1 2023. In Q1 2024, there were lower tonnes placed on the leach pad due to annual planned maintenance work in the crushing circuit.
Revenue increased to $77.1 million in Q1 2024 from $72.1 million in Q1 2023, driven by the higher average realized gold price, partially offset by decreased gold ounces sold in the quarter.
Production costs increased to $30.9 million in Q1 2024 from $30.5 million in Q1 2023. With gold production relatively consistent, production costs in the quarter were impacted by higher fuel prices, which in turn was mostly offset by lower tonnes placed on the leach pad. Royalties were also higher in the quarter due to higher average realized gold prices. This resulted in total cash costs per ounce sold increasing to $820 in Q1 2024 from $794 in Q1 2023.
AISC per ounce sold increased to $916 in Q1 2024 from $875 in Q1 2023, primarily due to the increase in total cash costs per ounce sold.
Sustaining capital expenditures of $2.2 million in Q1 2024 primarily included equipment rebuilds. Growth capital investment of $25.5 million in Q1 2024 included waste stripping to support the mine life extension, continued construction of the second phase of the North Heap Leach Pad and adsorption-desorption-regeneration plant infrastructure, and building relocation due to pit expansion.
For 2024, production guidance at Kisladag is 180,000 to 195,000 ounces of gold. Production is expected to increase over the course of the second quarter as we realize increased processing throughput.

Lamaque
Lamaque produced 42,299 ounces of gold in Q1 2024, a 12% increase from 37,884 ounces in Q1 2023 primarily due to increased mill throughput as a result of increased mill utilization and access to stockpiled ore. Average grade decreased to 5.81 grams per tonne in Q1 2024 from 6.06 grams per tonne in Q1 2023.
Revenue increased to $93.5 million in Q1 2024 from $73.6 million in Q1 2023 primarily due to higher sales volumes but also impacted by the higher average gold price.
Production costs increased to $35.2 million in Q1 2024 from $29.2 million in Q1 2023, reflecting higher production volumes. Total cash costs per ounce sold increased to $779 in Q1 2024 from $744 in Q1 2023 despite higher ounces sold primarily due to additional costs incurred in labour, contractors, and equipment rentals to increase productivity during the quarter. Total cash costs were also impacted by slightly higher royalties due to the higher realized gold price.
AISC per ounce sold increased to $1,262 in Q1 2024 from $1,217 in Q1 2023, primarily due to an increase in sustaining capital expenditure and an increase in total cash costs per ounce sold.
Sustaining capital expenditure increased to $21.1 million in Q1 2024 from $17.8 million in Q1 2023 primarily due to increased underground development, combined with equipment rebuilds. Growth capital investment of $5.1 million in Q1 2024 were primarily related to resource conversion drilling at Ormaque.
In 2024, production guidance at Lamaque is 175,000 to 190,000 ounces of gold. Production is expected to increase in the second quarter as we realize higher grades.

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Efemcukuru
Efemcukuru produced 18,501 payable ounces of gold in Q1 2024, a 7% decrease from 19,928 payable ounces in Q1 2023. The decrease in production was due to a lower planned grade of 4.96 grams per tonne in Q1 2024 from 5.45 grams per tonne in Q1 2023, and was partly offset by higher throughput during the quarter.
Revenue increased to $41.3 million in Q1 2024 compared to $40.7 million in Q1 2023. The slight increase was due to the higher average realized price, partially offset by slightly lower payable gold ounces sold.
Higher royalties and transportation costs as well as higher tonnes processed resulted in an increase in production costs to $21.8 million in Q1 2024 from $17.7 million in Q1 2023. While higher royalties were primarily a result of higher gold price, the increase in Q1 2024 was also due to $1.0 million out-of-period adjustment in Q1 2023 that reduced royalty expense in that comparative quarter. Additionally, lower gold sales volume resulted in an increase in total cash costs per ounce sold to $1,154 in Q1 2024, from $936 in Q1 2023.
AISC per ounce sold increased to $1,138 in Q1 2024 from $1,094 in Q1 2023, primarily due to the increase in total cash costs per ounce sold, a slight increase in sustaining capital and exploration expenditures, and lower volumes sold. AISC in the period was also offset by an adjustment to asset reclamation amortization of $3.7 million.
Sustaining capital expenditures of $2.4 million in Q1 2024 primarily included underground development and equipment rebuilds. Growth capital investment of $1.1 million include Kokarpinar underground development.
For 2024, production guidance at Efemcukuru is forecast to be 75,000 to 85,000 ounces of gold. Production in the second quarter is expected to be consistent with the first quarter.

Olympias
Olympias produced 18,788 payable ounces of gold in Q1 2024, a 14% increase from 16,537 ounces in Q1 2023. The increase was driven by increased mining and processing volumes as a result of productivity improvements. Lead and zinc production also increased in Q1 2024 as compared to Q1 2023, due to higher processing volumes. In line with 2024 guidance, we anticipate higher by-product metal production and sales as we continue to develop into the Flats Zone.
Revenue increased to $46.2 million in Q1 2024 compared to $41.5 million in Q1 2023 primarily as a result of higher sales volumes and higher realized gold price. The difference between gold produced and sold at Olympias was impacted by the timing of shipments at the quarter end, with a delayed shipment in March 2024 completed in early April. The corresponding gold ounces sold and related revenue attributable to such delayed shipment will be recognized in Q2 2024.
Increased production in the quarter resulted in an increase in production costs to $35.0 million in Q1 2024 from $32.3 million in Q1 2023. Higher labour costs and royalties led to an increase in total cash costs per ounce sold to $1,287 in Q1 2024 from $1,220 in Q1 2023. These increases were partially offset by slightly lower gold treatment and refining charges and slightly lower selling costs due to improved shipment logistics onsite.
AISC per ounce sold decreased slightly to $1,527 in Q1 2024 from $1,532 in Q1 2023 primarily due to higher volumes sold and slightly lower sustaining capital expenditures, partially offset by higher total cash costs per ounce sold. Sustaining capital expenditures of $3.5 million in Q1 2024 primarily included underground development and underground infill drilling.
For 2024, production guidance at Olympias is forecast to be 75,000 to 85,000 ounces of gold. Production in the second quarter is expected to be consistent with the first quarter.

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For further information on the Company's operating results for the first quarter of 2024, please see the Company’s MD&A filed on SEDAR+ at www.sedarplus.ca under the Company’s profile.

Conference Call
A conference call to discuss the details of the Company’s First Quarter 2024 Results will be held by senior management on Friday, April 26, 2024, at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com and via this link: https://services.choruscall.ca/links/eldoradogold2024q1.html.

Participants may elect to pre-register for the conference call via this link: https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10023172&linkSecurityString=1f37ca0204.
Upon registration, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call.

Conference Call Details		Replay (available until May 31, 2024)
Date:	April 26, 2024	Vancouver:	+1 604.638.9010
Time:	11:30 am ET (8:30 am PT)	Toll Free:	+1 800.319.6413
Dial in:	+1 604.638.5340	Access code:	0758
Toll free:	+1 800.319.4610

About Eldorado Gold
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada, and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).
Contacts
Investor Relations
Lynette Gould, VP Investor Relations, Communications and External Affairs
647.271.2827 or 1.888.353.8166
lynette.gould@eldoradogold.com
Media
Chad Pederson, Director, Communications
236.885.6251 or 1.888.353.8166
chad.pederson@eldoradogold.com

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Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this press release, including total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, free cash flow excluding Skouries, and cash flow from operating activities before changes in working capital.
Please see the March 31, 2024 MD&A for explanations and discussion of these non-IFRS and other financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these and other financial measures and ratios have been incorporated by reference and can be found in the section 'Non-IFRS and Other Financial Measures and Ratios' in the March 31, 2024 MD&A available on SEDAR+ at www.sedarplus.ca and on the Company's website under the 'Investors' section.

Reconciliation of Production Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q1 2024	Q1 2023
Production costs	$123.0	$109.7
By-product credits (1)	(19.6)	(20.3)
Concentrate deductions (2)	3.6	4.6
Total cash costs	$107.0	$94.1
Gold ounces sold	116,008	109,817
Total cash cost per ounce sold	$922	$857
(1)Revenue from silver, lead and zinc sales.
(2)Included in revenue.

Reconciliation of Total Cash Costs and Total Cash Cost per ounce sold, by asset, for the three months ended March 31, 2024:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$35.5	($0.8)	$0.2	($9.5)	$4.7	$30.1	36,699	$820
Lamaque	34.7	(0.5)	0.1	(0.7)	1.2	34.7	44,620	779
Efemcukuru	15.4	(1.6)	3.7	—	4.0	21.5	18,614	1,154
Olympias	30.6	(16.6)	4.9	(2.5)	4.3	20.7	16,075	1,287
Total consolidated	$116.1	($19.6)	$9.0	($12.7)	$14.2	$107.0	116,008	$922
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

11

Reconciliation of Total Cash Costs and Total Cash Cost per ounce sold, by asset, for the three months ended March 31, 2023:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$30.1	($0.8)	$0.2	($2.9)	$3.2	$29.7	37,393	$794
Lamaque	29.7	(0.4)	0.1	(1.5)	0.9	28.8	38,643	744
Efemcukuru	15.2	(0.9)	3.1	(0.2)	1.3	18.5	19,751	936
Olympias	26.9	(18.1)	5.7	(0.6)	3.2	17.1	14,030	1,220
Total consolidated	$102.0	($20.3)	$9.0	($5.3)	$8.7	$94.1	109,817	$857
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Total Cash Costs to All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q1 2024	Q1 2023
Total cash costs	$107.0	$94.1
Corporate and allocated G&A	11.1	9.8
Exploration and evaluation costs	0.9	0.3
Reclamation costs and amortization	(1.6)	2.3
Sustaining capital expenditure	29.1	26.0
AISC	$146.4	$132.6
Gold ounces sold	116,008	109,817
AISC per ounce sold	$1,262	$1,207

Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q1 2024	Q1 2023
General and administrative expenses (from consolidated statement of operations)	$9.5	$10.6
Add:
Share-based payments expense	2.0	0.9
Employee benefit plan expense from corporate and operating gold mines	1.2	1.5
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.5)	(0.4)
Depreciation in G&A	(0.9)	(0.8)
Business development	(0.3)	(1.9)
Development projects	(0.3)	(0.2)
Adjusted corporate general and administrative expenses	$10.8	$9.7
Regional general and administrative costs allocated to gold mines	0.3	0.1
Corporate and allocated general and administrative expenses per AISC	$11.1	$9.8

12

Reconciliation of exploration costs included in All-in Sustaining Costs:

	Q1 2024	Q1 2023
Exploration and evaluation expense (from consolidated statement of operations) (1)	$4.4	$5.8
Add:
Capitalized exploration cost related to operating gold mines	0.9	0.3
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(4.4)	(5.8)
Exploration costs per AISC	$0.9	$0.3
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2024.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q1 2024	Q1 2023
Asset retirement obligation accretion (from notes to the consolidated financial statements) (1)	$1.2	$1.1
Add:
Depreciation related to asset retirement obligation assets	(2.6)	1.4
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)
Reclamation costs and amortization per AISC	($1.6)	$2.3
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2024.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended March 31, 2024:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$30.1	$—	$—	$1.3	$2.2	$33.6	36,699	$916
Lamaque	34.7	—	0.4	0.1	21.1	56.3	44,620	1,262
Efemcukuru	21.5	0.3	0.5	(3.5)	2.4	21.2	18,614	1,138
Olympias	20.7	—	—	0.4	3.5	24.5	16,075	1,527
Corporate (1)	—	10.8	—	—	—	10.8	—	93
Total consolidated	$107.0	$11.1	$0.9	($1.6)	$29.1	$146.4	116,008	$1,262
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

13

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended March 31, 2023:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$29.7	$—	$—	$0.8	$2.2	$32.7	37,393	$875
Lamaque	28.8	—	0.3	0.1	17.8	47.0	38,643	1,217
Efemcukuru	18.5	0.1	—	0.8	2.2	21.6	19,751	1,094
Olympias	17.1	—	—	0.6	3.7	21.5	14,030	1,532
Corporate (1)	—	9.7	—	—	—	9.7	—	88
Total consolidated	$94.1	$9.8	$0.3	$2.3	$26.0	$132.6	109,817	$1,207
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of Sustaining and Growth Capital

	Q1 2024	Q1 2023
Additions to property, plant and equipment (1) (from segment note in the consolidated financial statements)	$122.0	$83.4
Growth and development project capital investment - gold mines	(32.7)	(22.6)
Growth and development project capital investment - other (2)	(59.7)	(34.9)
Sustaining capital expenditure equipment leases (3)	0.4	0.4
Capitalized exploration cost related to operating gold mines	(0.9)	(0.3)
Sustaining capital expenditure at operating gold mines	$29.1	$26.0
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2024.
(2)Includes capital expenditures relating to Skouries, Stratoni and other projects, excluding non-cash sustaining lease additions.
(3)Sustaining lease principal and interest payments, net of non-cash lease additions.

Average realized gold price per ounce sold is reconciled for the periods presented as follows:
For the three months ended March 31, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$77.1	$—	($0.8)	$76.2	36,699	$2,077
Lamaque	93.5	—	(0.5)	93.0	44,620	2,084
Efemcukuru	41.3	1.3	(1.6)	40.9	18,614	2,199
Olympias	46.2	2.3	(16.6)	31.9	16,075	1,983
Total consolidated	$258.0	$3.6	($19.6)	$242.0	116,008	$2,086
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

14

For the three months ended March 31, 2023:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$72.1	$—	($0.8)	$71.2	37,393	$1,905
Lamaque	73.6	—	(0.4)	73.2	38,643	1,894
Efemcukuru	40.7	1.7	(0.9)	41.4	19,751	2,098
Olympias	41.5	2.9	(18.1)	26.3	14,030	1,875
Total consolidated	$227.8	$4.6	($20.3)	$212.2	109,817	$1,932
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

Reconciliation of Net Earnings attributable to shareholders of the Company to Adjusted Net Earnings attributable to shareholders of the Company:

	Q1 2024	Q1 2023
Net earnings attributable to shareholders of the Company (1)	$35.2	$19.4
Current tax expense due to Turkiye earthquake relief tax law change (2)	—	4.3
Loss (gain) on foreign exchange translation of deferred tax balances net of inflation accounting (4)	5.3	(3.5)
Increase in fair value of redemption option derivative	(2.1)	(1.1)
Unrealized loss (gain) on derivative instruments	16.9	(0.6)
Out-of-period current tax expense due to changes in tax rates (3)	—	(1.8)
Total adjusted net earnings	$55.2	$16.7
Weighted average shares outstanding (thousands)	202,706	184,020
Adjusted net earnings per share ($/share)	$0.27	$0.09
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2024.
(2)To help fund earthquake relief efforts in Turkiye, a one-time tax law change was introduced in Q1 2023 to reverse a portion of tax credits and deductions previously granted in 2022.
(3)Q1 2023 through Q3 2023 have been adjusted for out-of-period current income tax adjustments related to impact of retroactive income tax rate increase in Turkiye enacted in Q3 2023.
(4)Includes $19.3 million loss on foreign exchange translation of deferred tax balances (Q1 2023: $3.5 million gain) and $14.0 million gain on inflation accounting (Q1 2023: $nil).

Reconciliation of Net Earnings before income tax to EBITDA and Adjusted EBITDA:

	Q1 2024	Q1 2023
Earnings before income tax (1)	$51.2	$32.1
Depreciation and amortization (2)	55.3	63.1
Interest income	(5.1)	(3.7)
Finance costs	—	8.8
EBITDA	$101.5	$100.3
Share-based payments expense	2.0	0.9
Unrealized loss (gain) on derivative instruments	16.9	(0.6)
Loss on disposal of assets	0.2	0.1
Adjusted EBITDA	$120.6	$100.6
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2024.
(2)Includes depreciation within general and administrative expenses.

15

Reconciliation of Net Cash Generated from Operating Activities to Free Cash Flow:

	Q1 2024	Q1 2023
Net cash generated from operating activities (1)	$95.3	$41.0
Less: Cash used in investing activities	(136.2)	(41.0)
Less: Decrease in term deposits	(1.1)	(35.0)
Add back: Purchase of marketable securities	11.1	0.6
Free cash flow	($30.9)	($34.4)
Add back: Skouries cash capital expenditures	55.7	15.1
Add back: Capitalized interest paid (2)	8.9	—
Free Cash Flow Excluding Skouries	$33.7	($19.2)
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2024.
(2)Includes interest from the senior notes.

Reconciliation of Net Cash Generated from Operating Activities to Cash Flow from Operating Activities Before Changes in Working Capital:

	Q1 2024	Q1 2023
Net cash generated from operating activities (1)	$95.3	$41.0
Less: Changes in non-cash working capital	(13.0)	(52.2)
Cash flow from operating activities before changes in working capital	$108.3	$93.2
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three months ended March 31, 2024.

16

Forward-Looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, "committed", “continue”, “estimates”, “expects”, "focus", “forecasts”, "foresee", "forward", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "schedule", "strategy", "target", “underway”, "working" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking statements and forward-looking information contained in this press release includes, but is not limited to, statements or information with respect to: the Company’s 2024 annual production guidance, including variances throughout the year and expected production per site; cost guidance (being expected total cash costs and average AISC), including our individual mine production; the expectation of declaring an inaugural reserve at Ormaque and the timing thereof; expectations regarding advancement and development of the Skouries project, including the ability to meet expectations and the timing thereof, the 2024 expected capital spend, milestones, expected construction progress, underground development, engineering, procurement, operational readiness and workforce activities and the timing thereof; the Company's conference call to be held on April 26, 2024, and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market).
With respect to the Skouries project, we have made additional assumptions about inflation rates; labour productivity, rates and expected hours; the scope and timing related to the awarding of key contract packages and approval thereon; expected scope of project management frameworks; our ability to continue to execute our plans relating to Skouries on the existing project timeline and consistent with the current planned project scope; the timeliness of shipping for important or critical items; our ability to continue to access our project funding and remain in compliance with all covenants and contractual commitments in relation thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; no further archaeological investigations being required, the future price of gold, copper and other commodities; and the broader community engagement and social climate in respect of the Skouries project.
In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this press release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: risks relating to our ability to meet production, expenditure and cost guidance; risks relating to our operations in foreign jurisdictions (including recent disruptions to shipping operations in the Red Sea

17

and any related shipping delays, shipping price increases, or impacts on the global energy market); development risks at Skouries and other development projects; community relations and social license; liquidity and financing risks; climate change; inflation risk; environmental matters including existing or potential environmental hazards; production and processing; waste disposal including a spill, failure or material flow from a tailings facility causing damage to the environment or surrounding communities; geotechnical and hydrogeological conditions or failures; the global economic environment; risks relating to any pandemic, epidemic, endemic or similar public health threats; reliance on a limited number of smelters and off-takers; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings); government regulation; the Sarbanes-Oxley Act; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); non-governmental organizations; corruption, bribery and sanctions; information and operational technology systems; litigation and contracts; estimation of mineral reserves and mineral resources; different standards used to prepare and report mineral reserves and mineral resources; credit risk; price volatility, volume fluctuations and dilution risk in respect of our shares; actions of activist shareholders; reliance on infrastructure, commodities and consumables (including power and water); currency risk; interest rate risk; tax matters; dividends; reclamation and long-term obligations; acquisitions, including integration risks, and dispositions; regulated substances; necessary equipment; co-ownership of our properties; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Senior Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific and technical information contained in this press release and verifying the technical data disclosed in this document relating to our operating mines and development projects.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this press release for the Quebec projects.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

18

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at March 31, 2024 and December 31, 2023
(Unaudited – in thousands of U.S. dollars)

	Note	March 31, 2024	December 31, 2023

ASSETS
Current assets
Cash and cash equivalents		$514,747	$540,473
Term deposits		—	1,136
Accounts receivable and other	5	109,642	122,778
Inventories	6	255,228	235,890
Current derivative assets	18	1,611	2,502
Assets held for sale	4	27,535	27,627
		908,763	930,406
Restricted cash		2,035	2,085
Deferred tax assets		14,748	14,748
Other assets	7	223,724	185,209
Non-current derivative assets	18	2,658	7,036
Property, plant and equipment		3,821,019	3,755,559
Goodwill		92,591	92,591
		$5,065,538	$4,987,634
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$236,513	$254,030
Current portion of lease liabilities		4,487	5,020
Current portion of asset retirement obligations		3,538	4,019
Current derivative liabilities	18	3,612	279
Liabilities associated with assets held for sale	4	11,225	10,867
		259,375	274,215
Debt	8	643,762	636,059
Lease liabilities		11,076	12,092
Employee benefit plan obligations		10,230	10,261
Asset retirement obligations		126,012	125,090
Non-current derivative liabilities	18	27,128	18,843
Deferred income tax liabilities		407,448	399,109
		1,485,031	1,475,669
Equity
Share capital	14	3,419,937	3,413,365
Treasury stock		(13,128)	(19,263)
Contributed surplus		2,608,886	2,617,216
Accumulated other comprehensive income (loss)		25,480	(4,751)
Deficit		(2,454,815)	(2,488,420)
Total equity attributable to shareholders of the Company		3,586,360	3,518,147
Attributable to non-controlling interests		(5,853)	(6,182)
		3,580,507	3,511,965
		$5,065,538	$4,987,634

Approved on behalf of the Board of Directors
(signed) John Webster        Director         (signed) George Burns        Director

Date of approval: April 25, 2024

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2024 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three months ended March 31, 2024 and 2023
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

	Note	Three months ended March 31, 2024	Three months ended March 31, 2023

Revenue
Metal sales	9	$257,967	$227,815

Cost of sales
Production costs		123,006	109,711
Depreciation and amortization		54,479	62,353
		177,485	172,064

Earnings from mine operations		80,482	55,751

Exploration and evaluation expenses		4,433	5,836
Mine standby costs	10	2,686	3,504
General and administrative expenses		9,494	10,600
Employee benefit plan expense		1,174	1,513
Share-based payments expense	15	2,049	852
Write-down of assets		722	162
Foreign exchange (gain) loss		(172)	927
Earnings from operations		60,096	32,357

Other (expense) income	11	(8,934)	8,508
Finance recovery (costs)	12	32	(8,793)
Earnings from continuing operations before income tax		51,194	32,072
Income tax expense	13	16,052	12,731
Net earnings from continuing operations		35,142	19,341
Net loss from discontinued operations, net of tax	4	(1,381)	(1,124)
Net earnings for the period		$33,761	$18,217

Net earnings (loss) attributable to:
Shareholders of the Company		33,605	19,320
Non-controlling interests		156	(1,103)
Net earnings for the period		$33,761	$18,217

Net earnings (loss) attributable to shareholders of the Company:
Continuing operations		35,194	19,381
Discontinued operations		(1,589)	(61)
		$33,605	$19,320

Net earnings (loss) attributable to non-controlling interest:
Continuing operations		(52)	(40)
Discontinued operations		208	(1,063)
		$156	$(1,103)

Weighted average number of shares outstanding
Basic	14	202,706,218	184,020,335
Diluted	14	203,929,570	184,871,792

Net earnings per share attributable to shareholders of the Company:
Basic earnings per share		$0.17	$0.10
Diluted earnings per share		$0.16	$0.10

Net earnings per share attributable to shareholders of the Company - Continuing operations:
Basic earnings per share		$0.17	$0.11
Diluted earnings per share		$0.17	$0.10

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2024 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income
For the three months ended March 31, 2024 and 2023
(Unaudited – in thousands of U.S. dollars)

	Three months ended March 31, 2024	Three months ended March 31, 2023

Net earnings for the period	$33,761	$18,217
Other comprehensive income (loss):
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities	34,873	23,442
Income tax expense on change in fair value of investments in marketable securities	(4,703)	(635)
Actuarial gains (losses) on employee benefit plans	83	(1,834)
Income tax (expense) recovery on actuarial losses on employee benefit plans	(22)	453
Total other comprehensive earnings for the period	30,231	21,426
Total comprehensive income for the period	$63,992	$39,643

Attributable to:
Shareholders of the Company	63,836	40,746
Non-controlling interests	156	(1,103)
	$63,992	$39,643

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2024 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2024 and 2023
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2024	Three months ended March 31, 2023

Cash flows generated from (used in):
Operating activities
Net earnings from continuing operations		$35,142	$19,341
Adjustments for:
Depreciation and amortization		55,344	63,121
Finance (recovery) costs	12	(32)	8,793
Interest income	11	(5,051)	(3,731)
Unrealized foreign exchange loss (gain)		1,662	(487)
Income tax expense	13	16,052	12,731
Loss on disposal of assets		182	85
Unrealized loss (gain) on derivative contracts	11	16,887	(625)
Write-down of assets		722	162
Share-based payments expense	15	2,049	852
Employee benefit plan expense		1,174	1,513
		124,131	101,755
Property reclamation payments		(835)	(912)
Employee benefit plan payments		(594)	(2,328)
Income taxes paid		(19,474)	(9,036)
Interest received		5,051	3,731
Changes in non-cash working capital	16	(13,024)	(52,231)
Net cash generated from operating activities of continuing operations		95,255	40,979
Net cash generated from operating activities of discontinued operations		110	316

Investing activities
Additions to property, plant and equipment		(120,688)	(72,271)
Capitalized interest paid		(8,908)	—
Proceeds from the sale of property, plant and equipment		12	—
Value added taxes related to mineral property expenditures, net		3,396	(3,061)
Purchase of marketable securities and investment in debt securities		(11,130)	(633)
Decrease in term deposits		1,136	35,000
Net cash used in investing activities of continuing operations		(136,182)	(40,965)

Financing activities
Issuance of common shares for cash, net of share issuance costs		4,616	434
Contributions from non-controlling interests		173	265
Proceeds from Term Facility - Commercial Loans and RRF Loans	8	15,312	—
Proceeds from Term Facility - VAT Facility	8	5,517	—
Interest paid		(8,347)	(16,814)
Principal portion of lease liabilities		(1,112)	(1,001)
Purchase of treasury stock		(958)	—
Net cash generated from (used in) financing activities of continuing operations		15,201	(17,116)

Net decrease in cash and cash equivalents		(25,616)	(16,786)
Cash and cash equivalents - beginning of period		540,473	279,735
Change in cash in disposal group held for sale	4	(110)	(672)
Cash and cash equivalents - end of period		$514,747	$262,277

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2024 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2024 and 2023
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2024	Three months ended March 31, 2023

Share capital
Balance beginning of period		$3,413,365	$3,241,644
Shares issued upon exercise of share options		4,616	717
Transfer of contributed surplus on exercise of options		1,956	307
Balance end of period	14	$3,419,937	$3,242,668

Treasury stock
Balance beginning of period		$(19,263)	$(20,454)
Purchase of treasury stock		(958)	—
Shares redeemed upon exercise of restricted share units		7,093	40
Balance end of period		$(13,128)	$(20,414)

Contributed surplus
Balance beginning of period		$2,617,216	$2,618,212
Share-based payments arrangements		719	180
Shares redeemed upon exercise of restricted share units		(7,093)	(40)
Transfer to share capital on exercise of options		(1,956)	(307)
Balance end of period		$2,608,886	$2,618,045

Accumulated other comprehensive loss
Balance beginning of period		$(4,751)	$(42,284)
Other comprehensive earnings for the period attributable to shareholders of the Company		30,231	21,426
Balance end of period		$25,480	$(20,858)

Deficit
Balance beginning of period		$(2,488,420)	$(2,593,050)
Net earnings attributable to shareholders of the Company		33,605	19,320
Balance end of period		$(2,454,815)	$(2,573,730)
Total equity attributable to shareholders of the Company		$3,586,360	$3,245,711

Non-controlling interests
Balance beginning of period		$(6,182)	$(3,200)
Earnings (loss) attributable to non-controlling interests		156	(1,103)
Contributions from non-controlling interests		173	265
Balance end of period		$(5,853)	$(4,038)
Total equity		$3,580,507	$3,241,673

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2024 for notes to the accounts.